SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

P.T. Indosat Tbk

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

INDOSAT AGMS APPROVED THE DIVIDEND

FOR YEAR 2004 OF Rp154.23/SHARE AND

APPOINTED BOARD OF DIRECTORS FOR PERIOD 2005-2010

Jakarta, 8 June 2005 PT Indosat Tbk (“Indosat” or the “Company”) today held its Annual General Meeting of Shareholders (“AGMS” or the “Meeting”) at the Company’s Auditorium in  Indosat Building Jakarta. The Meeting was chaired by Mr. Peter Seah, President Commissioners of Indosat and attended by shareholders and their proxies representing more than 75% of the paid-in shares.

At the AGMS, Indosat’s shareholders approved the following resolutions:

1.

Annual Report and Audited Financial Statements for year ended 31 December 2004.

2.

Allocation of net profit for reserve, reinvestment and declare dividend for year 2004 of Rp154.23 per share.

3.

Remuneration of BoC for year 2005 and bonus for year 2004.

4.

Appointment of Prasetio, Sarwoko & Sandjaja, a member of Ernst & Young Global as the Company’s Independent Auditor for year ended 31 December 2005.

5.

Appointment of the Board of Directors, including the President Director, and change the composition of the Board of Commisioner.

Effective from the closing of the AGMS, Indosat’s Board of Directors for the period until the closing of AGMS on 2010 and the Board of Commisioner for the period until the closing of AGMS on 2008 are as at the attachment.

At the meeting, shareholders also approved the dividend payout for year 2004 of 50% or Rp154.23 per share. Schedule and arrangement for the dividend payment will be announced in the media on 10 June 2005.

Indosat is a leading telecommunication and information provider that offers: cellular services  (Mentari, Matrix and IM3), IDD services (IDD 001, IDD 008 and FlatCall 016), and fixed wireless services (StarOne), Multimedia, Data communications and Internet services (MIDI). Indosat's shares are listed on the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Website: www.indosat.com

Indosat’s Board of Directors for the period 2005 - 2010 are :

(i)

Mr. Hasnul Suhaimi, President Director

(ii)

Mr Ng Eng Ho, Deputy President Director

(iii)

Mr. Johnny Swandi Sjam, Consumer Marketing Director

(iv)

Mr. Wahyu Wijayadi, Corporate Market Director

(v)

Mr. Wityasmoro Sih Handayanto, Planning and Project Development Director

(vi)

Mr. Raymond Tan Kim Meng, Network Operation and Quality Management Director

(vii)

Mr. Joseph Chan Lam Seng, Information Technology Director

(viii)

Mr. Wong Heang Tuck, Finance Director

(ix)

Mr. S. Wimbo S. Hardjito, Corporate Services Director

Indosat’s Board of Commisioners for the period 2004 – 2008 are:

(i)

Mr. Peter Seah Lim Huat, President Commisioner

(ii)

Mr. Lee Theng Kiat, Commisioner

(iii)

Mr. Sio Tat Hiang, Commisioner

(iv)

Mr. Sum Soon Lim, Commisioner

(v)

Mr. Roes Aryawijaya, Commisioner

(vi)

Mr. Setyanto P. Santosa, Commisioner

(vii)

Mr. Lim Ah Doo, Independent Commisioner

(viii)

Mrs. Eva Riyanti Hutapea, Independent Commisioner

(ix)

Mr. Soeprapto, Independent Commisioner

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             PT Indosat Tbk.

Date  : June 8, 2005

By  :

_______________________________

Name :   Hasnul Suhaimi

   Title   :   Deputy President Director